

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2012

Via E-mail
Kevin R. Davidson
Chief Executive Officer
BioDrain Medical, Inc.
2060 Centre Point Blvd., Suite 7
Mendota Heights, Minnesota 55120

Re: BioDrain Medical, Inc.
Registration Statement on Form S-1
Filed January 24, 2012
File No. 333-179145

Dear Mr. Davidson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   Please disclose prominently in your prospectus summary the substantial doubt about your ability to continue as a going concern as mentioned in the notes to your financial statements.

Selling Security Holders, page 32

2.   Generally it is inconsistent with Section 5 of the Securities Act to register securities for resale before the completion of the unregistered issuance of those securities. In this regard, it appears that you have not received the consideration for the securities that represent payment for attendance at future board meetings. Also, it appears that the conditions that would cause the issuance of the "Additional Bonus" and that would give the investor the ability to enforce rights to the pledged shares have not occurred. Please remove these shares from the registration statement or provide us a complete analysis

demonstrating that it is appropriate to register the shares for resale at this time. The analysis that you provide in response to this comment should cite with specificity and analyze the relevant authority and guidance.

3.   We note the statement in your Form 8-K filed December 27, 2011 that you issued 1,500,000 shares on December 22, 2011. Please tell us why the difference between the number of outstanding shares on November 1, 2011 as reported on the facing page of your most recent Form 10-Q and January 24, 2012 as disclosed on page 51 of this S-1 is significantly less than 1,500,000 shares.

4.   From Section 4.03 of exhibit 10.29, we note that the selling stockholder participated in designating the individual who will oversee your program that uses a portion of the proceeds from the selling stockholder to promote the market for your securities, including the securities offered by the selling stockholder. Please provide us a detailed analysis supporting your conclusions regarding whether the selling stockholder is an underwriter of the offering registered on this Form S-1. If the selling stockholder is an underwriter and you are not eligible to use Form S-3, please disclose on the prospectus cover and in your "Plan of Distribution" the fixed price at which the securities will be sold throughout the duration of the offering.

Executive Compensation, page 47

5.   Please update your executive compensation disclosure to include the most recently completed fiscal year.

Exhibit 5.1

6.   Please tell us why the opinion indicates that the offered shares are currently issued when it appears that you have not yet issued all of the shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Peter Hogan, Esq.